Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 3 DATED MAY 15, 2023
TO THE PROSPECTUS DATED APRIL 12, 2023
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 12, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of June 1, 2023;
•to disclose the calculation of our April 30, 2023 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
For the month ended April 30, 2023, the Company’s Class I NAV per share decreased 0.78% from $30.45 as of March 31, 2023 to $30.21 as of April 30, 2023.1 This change was primarily attributable to a modest downward adjustment in the valuation of our 20-building medical office portfolio in response to sustained higher interest rates. While the capital markets continue to serve as a headwind for property valuations, fundamentals remain durable, particularly for medical office given aging demographics and the resulting demand for outpatient care. With economic growth decelerating in recent quarters, we see value in sectors, such as healthcare and student housing, in which the demand drivers tend to be decoupled from the broader business cycle.
June 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2023 (and repurchases as of May 31, 2023) is as follows:

Transaction Price (per share)
Class T	$30.0882
Class S	$30.0389
Class D	$30.0839
Class I	$30.2104
Class E	$31.4018
The June 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 Our Class T NAV per share decreased from $30.32 to $30.09; Class S NAV per share decreased from $30.28 to $30.04; Class D NAV per share decreased from $30.28 to $30.08; and Class E NAV per share decreased from $31.63 to $31.40.

April 30, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. All of the mortgages, mortgage participations and mezzanine loans in our portfolio are valued quarterly by Chatham. Chatham also prepares quarterly valuations of our property-level and entity-level debt. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2023.
Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of April 30, 2023:

$ in thousands, except share data
Components of NAV	April 30, 2023
Investments in real estate	$872,783
Investments in unconsolidated entities	145,182
Investments in real estate-related securities	29,434
Investment in commercial loan	34,806
Investment in affiliated fund	28,308
Cash and cash equivalents	17,559
Restricted cash	5,985
Other assets	9,832
Mortgage notes, revolving credit facility and financing obligation, net	(445,315)
Subscriptions received in advance	(1,642)
Other liabilities	(25,515)
Management fee payable	(273)
Accrued stockholder servicing fees	(6)
Non-controlling interests in joint-ventures	(39,038)
Net asset value	$632,100
Number of outstanding shares/units	20,569,953
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2023:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$16,327	$10,569	$21,146	$122,596	$36,514	$417,777	$7,170	$632,100
Number of outstanding shares/units	542,636	351,856	702,907	4,058,080	1,162,817	13,523,324	228,333	20,569,953
NAV Per Share/Unit as of April 30, 2023	$30.0882	$30.0389	$30.0839	$30.2104	$31.4018	$30.8931	$31.4018
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.7%	5.7%
Office	7.5%	6.5%
Multifamily	6.8%	5.1%
Industrial	6.7%	5.5%
Self-Storage	7.6%	5.6%
Retail	8.3%	7.3%
Student Housing	6.9%	5.5%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate (weighted average)	0.25% decrease	1.9%	1.9%	2.0%	2.0%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(2.0)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.9%	2.4%	3.4%	3.1%	2.8%	1.9%	2.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(2.2)%	(3.0)%	(2.9)%	(2.6)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of May 11, 2023, we have issued and sold in our public offering (1) 4,399,296 shares of our common stock (consisting of 201,869 Class T shares, 91 Class S shares, 390,434 Class D shares, 1,788,584 Class I shares and 2,018,318 Class E shares) in the primary offering for total proceeds of $134.9 million and (2) 26,767 shares of our common stock (consisting of 918 Class T shares, 1,984 Class D shares, 15,364 Class I shares and 8,501 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.8 million. As of April 30, 2023, our aggregate NAV was $632.1 million. We intend to continue selling shares in our public offering on a monthly basis.